SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of October, 2008

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

 (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

VOTORANTIM CELULOSE E PAPEL S.A
Publicly traded company
CNPJ/MF n. 60.643.228/0001-21
NIRE: 35.300.022.807

Material Fact

In accordance with the applicable regulations and instructions of the Brazilian corporate law and Brazilian Securities and Exchange Commission (CVM) and, to complement the Material Fact disclosed on September 15, 2008, the management of VOTORANTIM CELULOSE E PAPEL S.A. (“VCP”) informs that the steps to conclude the acquisition of Aracruz shares owned by Arapar are still being implemented. Accordingly, the closing date of the transaction, originally scheduled to occur on October 6th, will be postponed.

The management of VCP will keep its shareholders and the market informed of the developments of the transaction described herein.

São Paulo, October 3, 2008.

Valdir Roque
Votorantim Celulose e Papel
Diretor de Relações com Investidores

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: October 3, 2008	By:	/s/ Valdir Roque
Valdir Roque
Title Chief Financial Officer